SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2026

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

13/F, One International Finance Centre,
1 Harbour View Street, Central,
Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Prudential plc Annual Report and Accounts 2025 and Form 20-F

Prudential plc ("Prudential") announces that its Annual Report and Accounts 2025 ("Annual Report") is available to view on the Group's website at www.prudentialplc.com.This follows the release of the audited results for the year ended 31 December 2025.

The annual report on Form 20-F will be filed shortly with the Securities and Exchange Commission.

Both the Annual Report 2025 and Form 20-F will be available for inspection in due course at: www.fca.org.uk/markets/primary-markets/regulatory-disclosures/national-storage-mechanism

Prudential is aiming to post printed copies of the Annual Report on or around 23rd April 2026 to those shareholders who have requested them.

Printed copies of Form 20-F are available on request.

A summary of Prudential's sustainability activities together with full reference tables and Task Force on Climate-Related Financial Disclosures for the year ended 31 December 2025 is included in the Annual Report. The full 2025 Sustainability Report and the updated Climate Transition Plan will also be available to view on Prudential's website at www.prudentialplc.com/en/sustainability-social-impact/sustainability/sustainability-reporting

About Prudential plc
Prudential provides life and health insurance and asset management in Greater China, ASEAN, India and Africa. Prudential's mission is to be the most trusted partner and protector for this generation and generations to come, by providing simple and accessible financial and health solutions. The business has dual primary listings on the Stock Exchange of Hong Kong (HKEX: 2378) and the London Stock Exchange (LSE: PRU). It also has a secondary listing on the Singapore Stock Exchange (SGX: K6S) and a listing on the New York Stock Exchange (NYSE: PUK) in the form of American Depositary Receipts. It is a constituent of the Hang Seng Composite Index and is also included for trading in the Shenzhen-Hong Kong Stock Connect programme and the Shanghai-Hong Kong Stock Connect programme.

Prudential is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

www.prudentialplc.com

Contact:
Sylvia Edwards, Deputy Group Secretary, +44 (0)20 3977 9214

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 26 March 2026

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Thomas Clarkson

Thomas Clarkson
Group Company Secretary